novozymes
Rethink Tomorrow

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA


08000714

06/02/2008


SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive a printed version of our shareholder magazine, The Zymes.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 46 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 4446 0000
Fax:
+45 4446 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

SHAREHOLDER MAGAZINE NO. 01

The Zymes


novozymes
Rethink Tomorrow



GROWTH IN 2007



AT NOVOZYMES, WE ARE VERY PLEASED WITH THE PAST YEAR. OUR ORGANIC GROWTH HAS BEEN STRONG, AND SALES OF DKK 10 BILLION IN 2010 ARE WITHIN OUR REACH.

Focus on growth

For many years, Novozymes has experienced good financial development, but we want to make further improvements. So in 2005, we set ourselves the goal of achieving sales of DKK 10 billion in 2010, "10 in 10". At the time, Novozymes' sales were just under DKK 6.3 billion.

Novozymes is on the right course. Our growth is progressing full speed ahead and with sales of DKK 7.4 billion in 2007, achieving "10 in 10" is realistic. But there are still a number of challenges and plenty of hard work for the whole organization in order to succeed.

Challenges ahead on the road to "10 in 10"

To achieve "10 in 10", we must strive to create strong organic growth and ensure the business expands through acquisitions and other means. We must keep our eyes open for new business opportunities – both inside the enzyme business and in new business areas. And we must be willing to take some chances.

The low US dollar is another challenge. The exchange rate has fallen to an almost record-low level against the Danish krone, and as a large part of our sales are in US dollar, this means that sales converted into Danish kroner are reduced by the lower dollar rate.

Our profit will also be challenged by the high prices of raw materials and energy. The prices of raw materials have increased significantly since the start of 2007, and this means greater production costs. Until now, we have been able to compensate for additional costs by optimizing our production, but we can of course feel that prices have risen.

Also an opportunity

In the long term, the price developments are also an opportunity for Novozymes. The world is currently experiencing a transition period where we must come to terms with climate problems, CO_2 levies and limited amounts of resources and energy. This means higher prices for raw materials and energy, and such a situation increases the industry's need for efficient and sustainable production processes.

Our products can help satisfy these needs and this will generate growth for Novozymes. One example is our rapidly growing sales to the bioethanol industry. Producers are developing alternatives to oil-based fuels, and enzymes play an important role in this process.

An eventful year

Bioethanol and CO_2 received plenty of attention in 2007, and contributed to a different sort of year for Novozymes, where we had to adapt to intense media attention and debate. But 2007 was also an eventful year in other areas. We made two acquisitions that will support our future growth, and we entered into a number of exciting partnerships and collaborations around the world.

So, all in all, it has been a very positive and exciting year for Novozymes. And a year where the world really began to notice and appreciate the positive business and environmental advantages linked with the use of our bioinnovation. ●

STEEN RIISGAARD
PRESIDENT AND CEO



New Novozymes enzyme
Experienced enthusiast at the helm of BioBusiness
Novozymes expands in India
Bioethanol creates growth for Novozymes and worldwide
2007 in numbers
A good year for the Novozymes
The long-term perspective
Patents are crucial
Financial calendar

The Zymes is published by Novozymes A/S and distributed to shareholders, the press, business connections etc., in Danish and English. Print run: 47,000 Danish and 3,600 English. Editor in chief: Camilla Kinch Jensen. Editors and text: Peter Gjellerup Koch, Ian Severin Engelsted Christensen and Johan Melchior. Design and production: Datagraf. Photography: Åsa Tällgård, Portfolio-cph, Piotr & Co. and Novozymes. Translation and proofreading: Eye for Image.
Address: Novozymes A/S, Krogshoejvej 36, 2880 Bagsvaerd, Denmark. Tel. +45 4446 0000, fax +45 4446 9999, thezymes@novozymes.com.

NEW NOVOZYMES ENZYME

Reduces acrylamide content in food

Researchers from Novozymes have developed Acrylaway™, a new enzyme that reduces the content of acrylamide in foods such as biscuits, crackers and snacks. Acrylamide, which is suspected of being carcinogenic, is created when starchy food is baked, fried or grilled at high temperatures.



Acrylamide and its potentially carcinogenic effect came under worldwide public scrutiny when a survey conducted by the Swedish food authorities in 2002 revealed that foods such as chips, biscuits, snacks and crackers can contain large amounts of acrylamide. Novozymes has now developed Acrylaway™, a new enzyme that can alleviate this problem.

Health concerns

Acrylaway™ can be used in a wide range of products and can therefore help reduce consumers' daily intake of acrylamide. Peder Holk Nielsen, Executive Vice President for Enzymes Business at Novozymes, talks about the new enzyme:

"It is fundamentally necessary for consumers and society that our food is safe and healthy. With this enzyme solution, food manufacturers can now offer consumers food products that give less cause for concern about the risk of acrylamide."

Up to 90% less acrylamide

Several independent trials have shown that Acrylaway™ lowers the content of acrylamide by 50-90% in a wide range of foods, and Novozymes' customers value this.

"Many food manufacturers around the world have already tried Acrylaway™. They have shown great interest in the enzyme and its ability to considerably reduce the content of acrylamide without altering the flavor or appearance of their products," says Peder Holk Nielsen.

Prevents the formation of acrylamide

Acrylamide is formed during reactions caused by heat that give baked, fried and grilled foods their brown color and characteristic taste. Acrylamide is formed when two common substances, sugar and the amino acid asparagine, react with each other when the product is heated.

The new enzyme technology prevents the formation of acrylamide by transforming asparagine into asparagine acid, another naturally occurring amino acid that does not contribute to the formation of acrylamide. In practice this is done by mixing Acrylaway™ into the product before it is baked or fried.

"Acrylaway™ converts only free asparagine and so has no effect on the nutritional value or desired browning and flavoring reactions that normally take place during baking and grilling. This means that foods treated with Acrylaway™ look and taste as consumers expect – but with a significantly lower acrylamide content," says Peder Holk Nielsen. ●

Read more at www.novozymes.com/acrylaway

Acrylaway™ reduces the content of acrylamide in food products, without altering flavor or appearance.

EXPERIENCED ENTHUSIAST AT THE HELM OF BIOBUSINESS

Novozymes has gathered its activities outside the enzyme area into one – BioBusiness. Executive Vice President Thomas Videbæk estimates that BioBusiness will be able to realize even more of Novozymes' great potential.

Thomas Videbæk, 47, has enjoyed a long career at Novozymes. 19 years ago, he was recruited as part of a trainee scheme for chemists, starting in marketing. He clearly remembers the first time he had to demonstrate how enzymes could replace pumice stone when treating jeans.

"It was at a clothing manufacturer in Spain. They had 50 washing machines and were using pumice stone to give jeans the stonewashed look. They used two kilos of stones for each pair of jeans. The noise was deafening. When we had washed with the stones for the first time, we took them out of the machine and put them in a big pile. Then we added two liters of enzymes to 100 pairs of jeans instead. The person in charge of the laundry could not believe his eyes when he saw the result. He thought we were magicians. That is how it was back then. It was a fantastic introduction to the amazing potential of enzymes."

New markets

Since the experience at the laundry in Spain, Thomas Videbæk has traveled far and wide. First as a research chemist, and then in sales, marketing and logistics. He has been stationed in subsidiaries in the USA and Switzerland, and in August he will have spent 20 working years with Novozymes.

Thomas Videbæk comes from a position as Vice President with responsibility for global enzyme sales.

As Executive Vice President for BioBusiness, he will now be in charge of building up the business outside the enzyme area, including business areas such as Microorganisms, Biopharmaceutical Ingredients and Biopolymers. These business areas were formerly divided among the various members of the Executive Management, but in September 2007, Novozymes chose to gather the areas into one organizational unit, and BioBusiness became a reality.

"BioBusiness was established to create a focused, structured and coordinated expansion of Novozymes' activities outside the enzyme business. Novozymes' technology is facing colossal opportunities – also in areas other than enzymes. We can exploit our knowledge even better and in many more contexts than we do today," says Thomas Videbæk.

Responsible change

According to Thomas Videbæk, BioBusiness in particular is built up around the wealth of knowledge that Novozymes' employees possess. "I am proud of my new responsibility, but also humble in relation to the task. I have spent 19 years of my life on enzymes and now I am moving my focus to some other disciplines. My approach will be mainly to listen to Novozymes' employees. Through their knowledge, I will be able to gain a solid understanding of these new areas."

Thomas Videbæk believes it is only natural that Novozymes broadens its outlook to encompass more than enzyme production. "We can realize even more of our potential. We have to take one step at a time and make sure that change takes place in a responsible way. But we must also strive to work with opportunities in new areas where we can make a difference and where Novozymes' core competencies can give us a competitive edge. And then we can create great success." ■

! FACTS: THOMAS VIDEBÆK

EXECUTIVE VICE PRESIDENT FOR BIOBUSINESS
BORN 18 DECEMBER, 1960
MSC IN ENGINEERING, PH.D. IN BIOCHEMISTRY AND NUTRITION
MARRIED TO CHARLOTTE
TWO CHILDREN: CECILIE AND ALEXANDER





With the purchase of Biocon Limited's enzyme activities, Novozymes has acquired a strong position on the Indian market and on the global market for enzymes for the juice and wine industries.

Novozymes expands in India

With the purchase of Biocon Limited's enzyme activities, Novozymes has assumed a strong position in India's rapidly growing enzyme market.

On October 1, 2007, Novozymes announced the successful purchase of Biocon Limited's enzyme activities. Biocon is one of India's leading biotech companies and specializes in biopharmaceutical products, contract research, clinical research and enzymes. Before the divestment of the enzyme activities, the company was the leading enzyme producer in India and had a good position on the global enzyme market in the juice and wine industries.

Novozymes market leader in India

The purchase of Biocon's enzyme activities is an important step for Novozymes in our efforts to increase sales in new markets. The Indian market has experienced strong growth in recent years, and although the use of enzymes is still at a relatively low level, interest in the benefits of using enzymatic solutions in India is intensifying – particularly due to the increasing affluence of the population. Novozymes expects to grow by more than 15% annually in India over the next 10 years.

Biocon's enzyme activities represent a good strategic match for Novozymes' existing enzyme business. Among other things, the acquisition has given Novozymes a strong distribution network and good knowledge of the local market, which would have taken a long time to build from scratch. In India it is important to know your business associates, and trust and well-established customer relationships are vital. It is a major advantage for Novozymes that customers already know Biocon's employees.

With the acquisition, Novozymes has also acquired better research facilities in India. This will make it easier for us to demonstrate our products to customers.

India's answer to Silicon Valley

Novozymes has been present in the Indian market for a long time. As far back as 1983, the first enzyme activities were established in Bangalore – the city also known as India's Silicon Valley. Novozymes' Indian headquarters is in the International Technology Park, but we have production and repackaging facilities at other locations in Bangalore.

With the 150 employees from Biocon, we now have about 200 employees in India. They work within research and development, sales, production, finance and IT. ●

FACTS:
LOCAL COMMITMENT IN BANGALORE

Biocon Limited's enzyme activities are more than a strategic and business-related match for Novozymes' business. Like Novozymes, Biocon has a long-term tradition for running a sustainable business and demonstrating corporate social responsibility. Also like Novozymes, Biocon stands for a number of specific initiatives that benefit employees and the local community, including:

- Health checks for all employees every two years
- Nursery for employees' children
- Staggered hours and flexitime
- Bus transport for employees

BIOETHANOL CREATES GROWTH FOR

The production of bioethanol for fuel has increased in recent years, creating rapid growth for Novozymes. For society, biofuels create both opportunities and challenges, and we take these issues seriously.

In 2007, sales of enzymes to the bioethanol industry comprised 13% of Novozymes' total enzyme sales. Enzymes for bioethanol is our fastest-growing product area, and we are very optimistic about future developments. In fact, we anticipate an average increase in sales of 20-25% annually over the next 3-4 years.

Full speed ahead in the USA

Novozymes is the largest supplier of enzymes to the bioethanol industry. Most of the global production of ethanol from corn takes place in the USA, so it is mainly sales to the American market that are on the increase - and the American market is so important to Novozymes that we are now expanding our production capacity in the USA.

But all around the world, exciting markets for Novozymes' enzymes for bioethanol production are emerging. Novozymes has entered into partnerships with companies including POET in the USA, Abengoa in Spain and COFCO in China. Most recently, in September 2007, Novozymes began a partnership with the Brazilian sugarcane industry's technical center CTC (Centro de Tecnologia Canavieira) with a view to developing bioethanol from bagasse – a by-product from the production of sugar from sugarcane.

Sustainable bioethanol

In 2007, there has been widespread debate about the advantages and disadvantages of using bioethanol instead of petrol. Novozymes advocates the use of bioethanol for several compelling reasons:

- **Bioethanol helps safeguard future energy supplies**
  Bioethanol is based on renewable raw materials – and so it helps safeguard future energy

BIOETHANOL PRODUCTION PROCESSES


First generation
Starch, e.g. from corn
Enzyme process
Second generation
Cellulose-rich biomass
Pre-treatment process
Cellulose
Enzyme process
Fermentable sugars
Fermentation process
Fuel ethanol

FACTS: FIRST AND SECOND GENERATION

Novozymes produces enzymes used in the production of both first- and second-generation bioethanol.
First-generation bioethanol is produced from sugar or starchy raw materials such as wheat or corn. With the help of enzymes, these are converted into sugar that can be fermented into bioethanol.
Second-generation bioethanol is based on cellulose-rich by-products from agriculture and forestry, such as straw, corn stover or sugarcane by-products. The process is more challenging, but the result is the same as for first-generation bioethanol: Enzymes convert the raw material into sugar, which can then be fermented into bioethanol and used as an alternative to petrol.
Novozymes anticipates that the enzyme technology necessary for producing second-generation bioethanol will be sufficiently developed to be commercially attractive by about 2011.

NOVOZYMES AND WORLDWIDE DEBATE

supplies and reduce our dependence on fossil fuels.

- **Bioethanol reduces CO_2 emissions from the transport sector**
  In the USA and Europe, it has been documented that replacing petrol with first-generation bioethanol can reduce CO_2 emissions by about 20-40% – provided there is no change of agricultural practices. For second-generation bioethanol, the CO_2 savings are up to 90%.

- **Bioethanol creates financial growth in rural areas and developing countries**
  In the USA, parts of the corn-producing Midwest have experienced an economic upswing, and the demand will also have a positive effect in developing countries. The increasing demand for starchy raw materials can give farmers in developing countries the opportunity to sell their crops on the biofuel market.

Challenges
However, it is necessary to be aware of the possible challenges associated with using biofuel.

- **Rising food prices**
  This applies particularly to the price of corn, which has increased considerably since mid-2006. Many factors have influenced price increases – including the increased production of first-generation biofuel. A bad harvest in some parts of the world in 2006, combined with increased demand in India and China, has also had a major impact. About 8% of the global corn production in 2006 was used to produce ethanol.

- **The risk of increased use of fertilizers and deforestation**
  Producing biofuel can lead to an increase in the use of fertilizers, which are harmful to aquatic environments. In some areas of the world, rain forests and other vulnerable areas are being converted to cultivate crops used for biofuel production. Novozymes is actively working towards introducing a global certification scheme designed to prevent this. The certification scheme will ensure that the biofuels sold are produced in a socially and environmentally responsible way.

At www.biomass.novozymes.com you can find more information on the opportunities and challenges of using bioethanol and on Novozymes' opinions. ●



Sales of enzymes for the production of bioethanol have increased rapidly in recent years. Researchers at Novozymes are currently working hard to develop second-generation technology.

THE NOVOZYMES REPORT 2007

This year too, the Novozymes annual report is available on the internet. At www.report2007.novozymes.com you can read about the year that has passed. And you can compose, download and print your own report. This year, we have made an even bigger effort to integrate the financial, environmental and CSR results in the articles to give you a holistic impression of Novozymes' business.

Another new feature is that we will update the annual report with relevant themes every quarter when we publish the interim accounts.

Strong progress in sales and healthy profits

Sales in 2007 totaled DKK 7,438 million, compared to DKK 6,802 million in 2006 – equivalent to growth of 9% in DKK. Growth was 14% in local currencies, with acquisitions comprising two percentage points.

Sales by geographical area

In general, good growth was experienced in all geographical areas.

Sales in Europe, the Middle East and Africa rose by 6% in DKK and 7% in local currencies – with the largest growth in sales of detergents and baking enzymes.

Sales in North America progressed very well with a 17% increase in DKK and 26% in local currencies – driven primarily by a rise in the demand for enzymes for bioethanol production.

Growth in Latin America totaled 9% in DKK and 10% in local currencies. Sales of detergents and feed enzymes showed most progress, just as sales of enzymes to the brewing industry displayed positive development.

In Asia, sales rose by 5% in DKK and 10% in local currencies. This growth can mainly be attributed to sales of enzymes to the detergent, bioethanol and brewing industries, particularly in China.

Operating profit rose to DKK 1,481 million in 2007, up from DKK 1,340 million in 2006 – an increase of 11%. The profit was positively affected by the one-off effect of approximately DKK 75 million net as a result of the compensation received in the patent case against Danisco. When adjusted accordingly, growth was 5%.

The profit for the year totaled DKK 1,042 million, compared to DKK 911 million in 2006 – an increase of 14%. The profit was positively affected by the Danisco compensation and the reduction of the Danish corporate tax from 28% to 25%.

Novozymes' outlook for sales and earnings in 2008

The effect of the one-off compensation from Danisco in 2007 aside, an increase is expected in:

- Sales: 8-11% in DKK and 10-14% in local currencies
- Operating profit: 1-4%
- Profit for the year: 2-5%

Detergent enzymes


DKK mill.
2500
2000
1500
1000
500
0
2,239
2006
2007

Sales of **detergent enzymes** rose by 10% in DKK and 12% in local currencies. Increased sales in Europe due to increased demand and a larger market share were the main reasons for this positive development. Sales in all the other geographical areas also increased, particularly in China, where the use of enzymes in detergents and detergent use in general is on the rise.

Technical enzymes


DKK mill.
2500
2000
1500
1000
500
0
2,263
2006
2007

Sales of **technical enzymes** rose by 14% in DKK and 22% in local currencies. The strong increase in demand for Novozymes' enzymes for the production of bioethanol, particularly in the USA, was the main reason for this positive development. Sales of enzymes to the starch industry also contributed to growth. The development in sales of enzymes to the textile industry was negatively impacted by current fashion trends.

Food enzymes


DKK mill.
2500
2000
1500
1000
500
0
1,699
2006
2007

Sales of **food enzymes** rose by 6% in DKK and 9% in local currencies. The growth was driven mainly by an increase in the sale of enzymes to the baking and brewing industries. There was also a steady increase in the sale of enzymes for processed food, while enzymes sales to the beverage alcohol industry declined. This was due to changes in consumer behavior and a rise in the use of raw materials that do not require enzymes for processing.

Feed enzymes


DKK mill.
2500
2000
1500
1000
500
0
705
2006
2007

Sales of **feed enzymes** rose by 1% in DKK and 5% in local currencies. Although sold phytase volumes increased, a competitive market with lower prices had a negative influence on growth. However, healthy growth was recorded in the sale of enzymes for vegetable proteins.

Microorganisms


DKK mill.
600
500
400
300
200
100
0
308
2006
2007

Sales of **microorganisms** fell by 11% in DKK and by 5% in local currencies. The development was influenced by lower sales of microorganisms for institutional and household cleaning, mainly as a result of Novozymes' decision to close down a less profitable product line. Progress within other industries could not compensate for the decrease in sales to the institutional and household cleaning markets.

in 2007

Sales by industry



Detergent enzymes 30%
Technical enzymes 30%
Food enzymes 23%
Feed enzymes 10%
Microorganisms 4%
Biopharmaceutical ingredients 3%

Sales by geographical area



Europe, Middle East and Africa 41%
North America 32%
Asia and Oceania 20%
Latin America 7%

Biopharmaceutical ingredients



DKK mill.
600
500
400
300
200
100
0
224
2006
2007

Sales of **biopharmaceutical ingredients rose to DKK 224 million in 2007, from DKK 134 million in 2006. The acquisitions in 2006 had a positive influence on sales.**

A GOOD YEAR FOR THE NOVOZYMES SHARE – WITH A FEW FLUCTUATIONS

In 2007, the Novozymes share rose by nearly 20%. The share started the year with a stable positive price development, rose considerably around June, and at the beginning of August reached a price of over DKK 700. A decline followed, probably due to general turbulence in the financial markets as a result of uncertainty over the American economy. Novozymes' expectations for the financial results throughout 2007 were upheld, and a few upward adjustments to sales growth were made despite the US dollar's falling rate of exchange. All financial expectations for 2007 were achieved.

At the end of the year, the share price was DKK 582. The very positive signals in the market related to the future growth of alternative energy, including bioethanol production for which Novozymes supplies enzymes, were probably an important driver for this year's positive development.

Although the price fell from its high levels at the beginning of August, the share developed much better than the OMXC20 Index. The index rose by 4% during the year, which is 16 percentage points lower than the Novozymes share.

As a result of Novozymes' efforts within sustainable development in 2007, the Dow Jones Sustainability Indexes nominated Novozymes as the listed company within global biotechnology that best manages to create long-term shareholder value, for the seventh year running.

Trading in the shares has been brisk during the year, and Novozymes is the eighth most traded share on the OMX Nordic Exchange Copenhagen. By way of comparison, the share was the eleventh most traded in 2006. At the end of 2007, the total value of Novozymes' B shares was DKK 31.6 billion compared to DKK 26.4 billion at the end of 2006.

Dividends and share buy-backs

During the year, dividends totaling DKK 278 million were paid, corresponding to DKK 4.50 per share. DKK 500 million was spent on share buy-backs, which was within the limits set for the year. Altogether, DKK 3.5 billion has now been spent on share buy-backs as part of the program begun in 2004 to adapt Novozymes' capital structure. Having achieved our goal of an equity of 41% by the end of 2007, the program has concluded as planned.

The Board has no buy-backs planned for 2008, and expects to maintain a dividend payment of approximately 30% of net profit. The remainder will be used to invest in Novozymes' growth. ●

STOCK PRICE DEVELOPMENT IN 2007



145
140
135
130
125
120
115
110
105
100
95
90
02/01/07
01/02/07
01/03/07
02/04/07
02/05/07
01/06/07
02/07/07
01/08/07
03/09/07
01/10/07
01/11/07
03/12/07
28/12/07
Novozymes B share
OMXC20
Dow Jones Chemicals Europe
Dow Jones European Sustainability Indexes

The long-term perspective

Novozymes' technology platform provides a wealth of opportunities for the world's industries and ensures Novozymes a good foundation for future growth inside and outside the enzymes area.

Novozymes' current market situation and product portfolio is strong and the future looks promising for our long-term value creation. Novozymes' technology platform offers sustainable solutions that are well suited to the challenges of global development – such as the need to improve the balance between social, environmental and economic factors.

Global trends

Three global trends are focusing attention on Novozymes' products and research:

- **Sustainable production**
  A sharper focus on global climate problems is boosting consumer and industry demand for sustainable technology. So there is plenty of scope for Novozymes' technology which reduces pollution, CO_2 emissions and the need for environmentally harmful chemicals.

  Novozymes also works on developing products for sustainable agricultural production to encourage sustainability throughout the entire production cycle.

- **Shortages of raw materials and energy**
  Increasing oil prices and limited reserves in the long term are emphasizing the need for alternatives to oil-based products and processes. Novozymes' technology can be used for the production of biofuels and chemicals based on carbohydrates and biomass. High prices and rising demand for other raw materials are also adding to the universal call for technology that improves resource utilization. Novozymes' bio-innovation can do just that.

- **Better food quality**
  Efficient, safe and environmentally friendly processing of food products is in focus worldwide. Interest in technology that can ensure a better uptake of nutrients is also intensifying.

  We are looking forward to seizing this exciting opportunity to exploit our technology platform in this area.

Strong technology 'tool box'

Gene technology, microbial techniques and fermentation technology are some of the biotechnological tools on which Novozymes bases its business. This platform enables Novozymes to offer a wide range of different solutions to industries worldwide.

The enzyme business currently comprises more than 90% of Novozymes' sales and, in the future, will also make up the most important part of Novozymes' business. But in recent years, this technology platform has also enabled us to expand our business outside the enzyme area. We have now united these activities into one organizational unit, BioBusiness, to provide the necessary focus on growth. The new activities open doors to new and exciting markets for Novozymes and help us to develop and diversify our long-term business. ●



The increasing focus on sustainability is part of the foundation of Novozymes' long-term growth. The US headquarters in Franklinton, North Carolina has been busy meeting the bioethanol industry's demand for enzymes.

PATENTS ARE CRUCIAL

Novozymes' growth and development are closely linked to new patents and patent protection.

Novozymes is among the top biotech companies in Europe when it comes to filing new patents – and for very good reason.

"Patents are fundamental to our business," says Ole Kirk, Director of Intellectual Property and Partnering for Novozymes. "It is our way of securing the rights to our innovation. We invest 13% of our sales in innovation, and we have to protect this investment."

A patent gives the holder the right to prohibit others from commercially exploiting an invention for up to 20 years. When Novozymes files a patent application for a new enzyme, our aim is to ensure exclusive rights to the production, sale and import of the enzyme, to ensure the company a favorable position on the market. Patents are also a good way to attract the best business partners. A strong patent portfolio makes it difficult to overlook us, and because patents act as business cards, they show the world what we can do.

One step ahead with new products

In addition to patenting new products and enzymes, Novozymes also files patent applications for a wide range of other research elements. For instance, production methods are patented. If the application of an invention is new, Novozymes also files for a patent, although it often takes several years to secure a patent.

"We always try to be the first to devise new products and methods of application. It is difficult to predict how much an invention will be worth, and that is why we file patent applications for almost everything we do. And as early in the process as possible. It can be expensive to maintain a patent, so we follow our applications very carefully and shelve them when we know that the invention cannot create added value for us," says Ole Kirk.

Novozymes applies for patents in countries where we expect the highest sales. And it is a matter of finishing first as delays can mean that competitors acquire the patents and profitable market shares. In this game, employee teamwork is vital, and at Novozymes this is a strength.

"Patent employees are part of our R&D department, as this creates an efficient structure," says Ole Kirk, adding: "Our researchers and patent employees are part of a very active professional and social network. They know each other and think alike. And they all think in terms of patents. So they can act very quickly when we need to file for a new patent."



Efficient protection

At Novozymes, we carefully protect all aspects of our research and development based on a clearly defined and proactive policy. We also enforce our patents if they are infringed. Within the last five years, Novozymes has successfully enforced its rights on four occasions. We settled in three out of the four cases – the only exception was last year, when Danisco was charged with a deliberate infringement of a Novozymes patent for a bioethanol enzyme. Novozymes received compensation of approximately DKK 75 million and the rival product was withdrawn from the market.

"Naturally, we keep an eye on our competitors. Not simply to protect our own patents, but also to ensure that we avoid infringing a patent ourselves. And just as we expect our competitors to respect our patent rights, of course, we respect theirs," says Ole Kirk.

Measured and weighed

At Novozymes, we assess our patents annually, mainly to judge whether or not they live up to expectations. It is also important to identify patents that are no longer necessary for our business. According to Ole Kirk, these assessments are an efficient way of keeping costs down.

"We mainly protect our patents in countries where sales are highest. In Europe, this is in particular in France, England and Germany. Outside Europe, our sights are set primarily on the USA, Japan and China. Worldwide, about 50 Novozymes employees work on patents – more than half of them are located in Denmark, while the rest of them work in Novozymes' patent departments in the USA and China," explains Ole Kirk.

Novozymes' leading position within patents was established in 2007, in an independent survey conducted by Marks & Clerk, a respected patent bureau. Novozymes was described as one of the biotech companies that filed the highest number of new patents. During the survey period from 2002 to 2006, Novozymes came in as number one in Europe and number five worldwide. Altogether, Novozymes has approximately 5,000 patents and patent applications in over 1,000 active patent groups. ●



FINANCIAL CALENDAR 2008

ANNUAL GENERAL MEETING

APRIL 24, 2008
FIRST THREE MONTHS OF 2008 GROUP FINANCIAL STATEMENT

FIRST SIX MONTHS OF 2008 GROUP FINANCIAL STATEMENT

FIRST NINE MONTHS OF 2008 GROUP FINANCIAL STATEMENT



NOVOZYMES A/S
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Tel. +45 4446 0000
Fax +45 4446 9999
info@novozymes.com

For further information as well as addresses of international offices, see www.novozymes.com

Novozymes is the world leader in bioinnovation. Together with customers across a broad array of industries we create tomorrow's industrial biosolutions, improving our customers' business and the use of our planet's resources.

With over 700 products used in 130 countries, Novozymes' bioinnovations improve industrial performance and safeguard the world's resources by offering superior and sustainable solutions for tomorrow's ever-changing marketplace. Read more at www.novozymes.com



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